                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                         FIRST UNITED BANCSHARES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  33741E 10 4
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with the statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO:  33741E 10 4

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First United Bancshares, Inc. # 71-0538646

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [x]    (a)

                                                                [ ]    (b)

3.     SEC USE ONLY
                    ------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION                     Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

       5.     SOLE VOTING POWER                                 195,978

       6.     SHARED VOTING POWER                                 4,452

       7.     SOLE DISPOSITIVE POWER                            297,893

       8.     SHARED DISPOSITIVE POWER                           98,205

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   396,098 (1)
       EACH REPORTING PERSON

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
       EXCLUDES CERTAIN SHARES                                     [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          4.80339511%

12.    TYPE OF REPORTING PERSON                                     HC

       (1) The shares reported hereunder by reporting person are held in various trust accounts administered by First United Trust Company, N.A. and FirstBank of Texarkana, both wholly-owned subsidiaries of reporting person. As such reporting person is filing this Schedule 13G on behalf of the above-named subsidiaries pursuant to Regulation 240.13d-1(f)(1), and for the purposes of
Section 13(g) of the Securities Exchange Act, expressly disclaims beneficial ownership of any securities covered by this statement. In accordance with Regulation 240.13d-1(f)(1), see Exhibit 1 attached hereto which is an agreement reflecting that this statement is filed on behalf of the above-mentioned subsidiaries.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First United Trust Company, N.A. # 71-0792147

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [x]    (a)

                                                                [ ]    (b)


3.     SEC USE ONLY
                    ---------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States

Number of Shares Beneficially owned by Each Reporting Person With:

       5.     SOLE VOTING POWER                                      181,854

       6.     SHARED VOTING POWER                                      4,452

       7.     SOLE DISPOSITIVE POWER                                 295,493

       8.     SHARED DISPOSITIVE POWER                                88,361

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        383,854 (1)
       EACH REPORTING PERSON

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
       EXCLUDES CERTAIN SHARES                                       [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           4.654914761%

12.    TYPE OF REPORTING PERSON                                       OO


       (1) The shares reported hereunder by First United Trust Company, N.A. are held in trust and voted by the company as Trustee.

                                SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FirstBank, Texarkana, TX   # 75-1018128

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [x]    (a)

                                                                [ ]    (b)


3.     SEC USE ONLY
                    ------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION                          Texas

Number of Shares Beneficially owned by Each Reporting Person With:

       5.     SOLE VOTING POWER                                     14,124

       6.     SHARED VOTING POWER                                      -0-

       7.     SOLE DISPOSITIVE POWER                                 2,400

       8.     SHARED DISPOSITIVE POWER                               9,844

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       12,244 (1)
       EACH REPORTING PERSON

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
       EXCLUDES CERTAIN SHARES                                      [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9            0.14848035%

12.    TYPE OF REPORTING PERSON                                     BK


       (1) The shares reported hereunder by FirstBank are held in trust and voted by the bank as Trustee.

Item 1(a)     Name of Issuer:      First United Bancshares, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

                                   Main and Washington Streets
                                   El Dorado, Arkansas 71730

Item 2(a)     Name of Persons Filing:

                                   First United Bancshares, Inc.
                                   First United Trust Company, N.A.
                                   FirstBank of Texarkana

Item 2(b)     Address of Principal Business Office or, if none, Residence:

First United Bancshares, Inc.      First United Trust Company, N.A.      FirstBank
Main and Washington Streets        Main and Washington Streets           3000 New Boston Road
El Dorado, Arkansas 71730          El Dorado, Arkansas  71730            Texarkana, Texas 75501

Item 2(c)     Citizenship:         (See Item 4 of each cover page hereto)

Item 2(d)     Title of Class of Securities:

                                   Common Stock

Item 2(e)     CUSIP Number: 33741E 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a)    [  ]   Broker or Dealer registered under Section 15 of the Act
              (b)    [  ]   Bank as defined in section 3(a)(6) of the Act
              (c)    [  ]   Insurance Company as defined in section 3(a)(19) of the Act
              (d)    [  ]   Investment Company registered under section 8 of the Investment
                            Company Act
              (e)    [  ]   Investment Adviser registered under section 203 of the Investment
                            Advisers Act of 1940
              (f)    [  ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
                            or Endowment Fund;
                            See SECTION 240.13d-1(b) (1) (ii) (F)
              (g)    [X]    Parent Holding Company, in accordance with SECTION 240.13d-1(b)
                            (ii) (G)

If this Statement is filed pursuant to Rule 13d-1(b) (2), check this box:    [ ]

Item 4.       Ownership

       (a)    Amount Beneficially Owned:                    (See Item 9 of each cover page hereto)

       (b)    Percent of Class:                             (See Item 11 of each cover page hereto)

       (c)    Number of Shares as to which such person has:

              (i)    sole power to vote or to direct the vote                    *

              (ii)   shared power to vote or to direct the vote                  *

              (iii)  sole power to dispose or to direct the disposition of       *

              (iv)   shared power to dispose or direct the disposition of        *

       *      (See Items 5-8 of each cover page hereto.)

Item 5.       Ownership of Five Percent or Less of a Class

                     Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              The Schedule is being filed by First United Bancshares, Inc. on behalf of its wholly owned subsidiaries, First United Trust Company, N.A. , and FirstBank of Texarkana, all of which are either national or state banking associations and all of which hold the Issuer's common stock as trustee for various beneficiaries pursuant to granted trust authority.

Item 8.       Identification and Classification of Members of the Group

                                 See Item 2(a) above and each cover page hereto.

Item 9.       Notice of Dissolution of Group

                     Not Applicable

Item 10.      Certification

                     Not Applicable

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   February  10, 1997


                                   FIRST UNITED BANCSHARES, INC.



                                   By: /s/ John E. Burns
                                       ------------------------------------

                                   Title:  Vice President & Chief Financial
                                           Officer

                                   EXHIBIT 1


                                   Agreement


       In accordance with 17 C.F.R. Section 240.13d-1(f)(1)(iii), we hereby agree and consent to the filing of the Schedule 13G by First United Bancshares, Inc. on each of our behalf regarding the beneficial ownership of the common stock of First United Bancshares, Inc., said stock held in trust pursuant to granted trust authority.


                                   FIRST UNITED TRUST COMPANY, N.A.

                                   By:     /s/ Richard P. Clark, II
                                           ------------------------------
                                   Title:   President and Chief Executive
                                            Officer


                                   FIRSTBANK

                                   By:     /s/ Robert McDowell
                                           ------------------------------
                                   Title:  Executive Vice President